Exhibit 99.23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2019 of First Mining Gold Corp. of our report dated March 30, 2020, relating to the consolidated financial statements which appear in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-231801) of First Mining Gold Corp. of our report dated March 30, 2020 referred to above.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Professional Accountants

Vancouver, British Columbia
Canada
March 30, 2020